SERIES SEED C PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed C Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is among the Company, the Purchasers, and the Founders.

The parties agree as follows:

1. DEFINITIONS. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2. INVESTMENT. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (a) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed C Preferred Stock, at a price per share equal to the Purchase Price and (b) each Purchaser, the Company, and each Founder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) together with the Company's Amended and Restated Articles of Incorporation constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A
DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means [EFFECTIVE DATE]

"**Company**" means Life Magnetics, Inc.

"**Governing Law**" means the laws of the state of Michigan.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Midland County, Michigan.

"**State of Incorporation**" means Michigan.

"**Stock Plan**" means the Life Magnetics, Inc. 2017 Equity Incentive Plan, as amended.

2. BOARD COMPOSITION DEFINITIONS.

"**Founders Board Member Count**" means 3.

"**Series seed C Member Count**" means 2.

"**Founders**" means Kevin Hagedorn, Saravana Murthy, and Rishabh Kala

3. TERM SHEET DEFINITIONS.

"**Major Purchaser Dollar Threshold**" means $50,000.

"**Purchase Price**" means $51.00 per share.

"**Total Series Seed C Investment Amount**" means up to $1,000,008.

"**Unallocated Post-Money Option Pool Percent**" means 7.6%*.

"**Purchasers' Counsel Reimbursement Amount**" means an amount not to exceed $2,500.

4. RESULTING CAP TABLE DEFINITIONS.

"**Common Shares Issued and Outstanding Pre-Money**" means 38,030.

"**Preferred Shares Issued and Outstanding Pre-Money**" means 9,704.

"**Total Post-Money Shares Reserved for Option Pool**" means 12,000.

"**Number of Issued And Outstanding Options**" means 11,087.*

"**Unallocated Post-Money Option Pool Shares**" means 913.

*A significant portion of the options pool is allocated to sales staff wherein increasing sales results in options vesting for a limited two-month window for that staff member. Although most options are issued, many options are contingent on sales milestones. Contact kevin@magnetics.life for contract documents.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT B

AGREEMENT TERMS

1. PURCHASE AND SALE OF SERIES SEED C PREFERRED STOCK.

1.1 Sale and Issuance of Series Seed C Preferred Stock.

1.1.1 The Company shall adopt and file the Company's restated organizational documents, as applicable (e.g. articles of incorporation), in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Michigan Department of Licensing and Regulatory Affairs on or before the Initial Closing (as defined below).

1.1.2 Subject to the terms and conditions of this Agreement, each investor ("**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series Seed C Preferred Stock of the Company ("**Series Seed C Preferred Stock**") at a purchase price per share equal to the Purchase Price.

1.2 Closings; Conditions; Delivery.

1.2.1 The initial purchase and sale of the shares of Series Seed C Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**"). The following are conditions precedent for the Initial Closing: (a) completion of business, technical and legal due diligence acceptable to the Purchasers in their sole discretion, (b) no material adverse change in the Company's business conditions or prospects, (c) execution of this Agreement by the parties listed herein, filing of the Restated Charter, and receipt of all necessary consents and approvals by the Company, and (d) approval of the Company's Board of Directors (the **"Board"**) and the Company's shareholders.

1.2.2 At any time and from time to time during the one hundred eighty (180) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of shares of Series Seed C Preferred Stock that is equal to the quotient of (x) Total Series Seed C Investment Amount divided by (y) the Purchase Price, rounded up to the next whole share **(**the "**Total Shares Authorized for Sale**") less the number of shares of Series Seed C Preferred Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series Seed C Preferred Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

1.2.3 Promptly following each Closing, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the shares of Series Seed C Preferred Stock being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2 Capitalization.

2.2.1 The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(a) The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money, which are all issued and outstanding as of immediately prior to the Agreement Date, (b) the number of shares of Common Stock which are issuable on conversion of shares of the Preferred Stock and have been reserved for issuance upon conversion of the Preferred Stock and (c) the Total Post-Money Shares Reserved for Option Pool, which have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Common Stock equal to the Number of Issued And Outstanding Options that are currently subject to outstanding options, and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares that remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Shares by (y) the Fully-Diluted Share Number (as defined below) is equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board and approved by the Company's shareholders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(b) 29,312 shares of preferred stock of the Company (the "**Preferred Stock**"), (i) 9,704 of which are designated as Series Seed Preferred Stock, all of which are issued and outstanding immediately prior to the Agreement Date, and (ii) 19,608 of which are designated as Series Seed C Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date.

2.2.2 Except as set forth in Section 2.2.2 of the Disclosure Schedule, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Preferred Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

2.2.3 The Founders ("**Founder**") hold the number of shares of Common Stock set forth in form C filing (the "**Founder's Shares**").

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and shareholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 Valid Issuance of Shares. The shares of Series Seed C Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933 and Regulation CF of the JOBS act of 2012, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed C Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed C Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser.

2.6 Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**")

without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. Section 2.7 of the Disclosure Schedule lists: (i) all of the Company's patents and patent applications; (ii) all of the Company's trademarks and applications for registration of trademarks; (iii) all of the Company's service marks and applications for registrations of service marks; (iv) all of the Company's registered copyrights and copyright applications; and (v) all licenses (in and out), sublicenses, options to license Intellectual Property, and other agreements to which the Company is a party and pursuant to which the Company or any other person is authorized to use any of the Company Intellectual Property or exercise any rights with respect thereto (other than licenses arising from the purchase of "off the shelf" or other standard products which need not be listed on the Disclosure Schedule). To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party. Except as provided in Section 2.7 of the Disclosure Schedule, other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 Employee and Consultant Matters. Section 2.8 of the Disclosure Schedule summarizes compensation, including salary, bonus, severance obligations and deferred compensation payable for each officer, employee, consultant and independent contractor of the Company. The employment of each employee of the Company is terminable at the will of the Company. Except as required by law. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants are in violation thereof. To the Company's knowledge, all individuals who have received unvested shares of the Company's Common Stock in exchange for services have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 Title to Property and Assets. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and

assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 **Agreements**. Except as set forth in Section 2.11 of the Disclosure Schedule and except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or the effect of rules of law governing the availability of equitable remedies.

2.12 **Liabilities**. Except as provided in Section 2.12 of the Disclosure Schedule, the Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

2.13 **Obligations to Related Parties**. Except as disclosed in Section 2.13 of the Disclosure Schedule, there are no obligations of the Company to officers, directors, shareholders, or employees of the Company other than (a) for payment of salary for services rendered during the last regular pay period, (b) reimbursement for reasonable expenses incurred on behalf of the Company and for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board). None of (i) the officers or directors of the Company or any members of their immediate families, or (ii) to the Company's knowledge, the employees or shareholders of the Company or any members of their immediate families, are indebted to the Company or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company, other than passive investments in publicly traded companies (representing less than one percent (1%) of such company) which may compete with the Company. No officer, director or shareholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's ownership of capital stock or other securities of the Company). The Company is not a guarantor or indemnitor of any indebtedness of any other person.

2.14 **Tax Matters**. The Company has filed all tax returns (federal, state and local) that it is required to file. All taxes shown to be due and payable on such returns, any assessments imposed, and to the Company's knowledge all other taxes due and payable by the Company on or before the Closing, have been paid or will be paid prior to the time they become delinquent and no deficiencies for any tax, assessment or governmental charge have been claimed, proposed, assessed or threatened by any taxing authority. There are no liens on the assets of the Company for unpaid taxes, except for liens relating to taxes that are not yet due and payable.

2.15 **Insurance**. The Company has in full force and effect liability and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductibles) to protect it against general liability claims and to allow it to replace any of its properties that might be damaged or destroyed.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which, by the Purchaser's execution of this Agreement, the Purchaser hereby confirms that the shares of Series Seed C Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed C Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed C Preferred Stock.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series Seed C Preferred Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the shares of Series Seed C Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed C Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed C Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series B Seed Preferred Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed C Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series Seed C Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed C Preferred Stock.

3.6 **Legends**. The Purchaser understands that the shares of Series Seed C Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed C Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are

applicable to the shares of Series Seed C Preferred Stock represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **Accredited and Sophisticated Purchaser**. The Purchaser asserts that they are either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or that the purchaser is investing under regulation CF in Section 4(a)(6) of the Securities Act and has read and understands that section of the Securities Act. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Series Seed C Preferred Stock. If other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the shares of Series Seed C Preferred Stock.

3.8 **General Solicitation Under Regulation CF**. General solicitation of Series Seed C Preferred Stock is conducted under Regulation Crowdfunding using the intermediary Wefunder Portal LLC.

3.9 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed C Preferred Stock.

3.10 **Residence**. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed C Preferred Stock by such Purchaser.

4. **COVENANTS OF THE COMPANY**.

4.1 **Information Rights**.

4.1.1 Basic Financial Information. The Company shall furnish to each Purchaser holding that number of shares equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole share (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents: (1) as soon as available, but in any event within one hundred twenty (120) days after the end of the Company's fiscal year, financial statements for each fiscal year of the Company, including a balance sheet as of the end of such fiscal year, an income statement, and a statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices (provided that if and when the Company has audited statements available, the Company will provide audited statements); and

(2) as soon as practicable, but in any event within thirty (30) days after the end of each calendar quarter, (i) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments; and (ii) an up-to-date capitalization table. In addition, not later than thirty (30) days prior to the end of each fiscal year, the Company shall provide to each Major Purchaser, the Company's annual operating budget forecasting the Company's revenues, expenses and cash position on a month-to-month basis for the upcoming fiscal year, all itemized in reasonable detail. A Major Purchaser shall also be entitled to receive promptly, from time to time, such other material information regarding the business, prospects, financial condition, operations, property, or affairs of the Company and its subsidiaries as such shareholder reasonably may request.

4.1.2 Confidentiality. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, as applicable, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3 Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser, as applicable. The company has the right to, for any reason, require a non-disclosure agreement and has the right to, for any reason, take any steps it deems necessary to prevent data from being transmitted to third parties.

4.2 Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed C Preferred Stock (other than, in each case, the relative priority of their liquidation preferences), but including anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights or rights of first refusal, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed C Preferred Stock, as applicable (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser, for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000, of one counsel for the Purchasers in connection with the Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, subject to the provisions of Section 8.11, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then-outstanding shares of Series Seed C Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3 Employee Matters; Preemptive Rights. All current and future employees of the Company shall enter into the Company's standard Noncompetition, Nondisclosure and Assignment of Inventions Agreement in a form acceptable to the Purchasers. Unless otherwise approved by the Board, including the Series Seed C Designees, all future employees and consultants of the Company who

purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months. In addition, unless otherwise approved by the Board, including the Series seed C Designees, the Company shall retain a "right of first refusal" on employee transfers until the Company's initial public offering or a Change in Control and shall have the right to repurchase unvested shares at cost upon termination of employment or services of a holder of restricted stock.

4.4 Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed C Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Series Seed C Preferred Stock equal to the Total Series Seed C Investment Amount divided by the Purchase Price, regardless of whether or not all such shares have been issued at such time.

4.5 Series seed C Designee Approval. In addition to the other voting rights provided for under this Agreement, the Company shall not be permitted to take any of the following actions without the consent of the Series seed C Designees: (i) effect a Deemed Liquidation Event (as defined in the Restated Charter); (ii) make any alteration or change to the rights, preferences or privileges of the Preferred Stock; (iii) create or issuance (A) any senior or secured debt or (B) a senior equity security that has a liquidation preference in excess of one (1) times its purchase price.

4.6 Redemption Rights.

4.6.1. Redemption of Series Seed C Preferred Stock. Unless prohibited by Michigan law governing distributions to shareholders, all shares of Series Seed C Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of: (a) two times (2x) the Purchase Price; or (b) Fair Value (defined below) of the Series Seed C Preferred Stock plus any declared but unpaid dividends thereon (the "**Series Seed C Redemption Price**"), by the Corporation's tender of a promissory note payable in sixty (60) equal monthly installments of principal plus accrued interest at a rate of seven percent (7%) per annum, commencing not more than 60 days after the Corporation's receipt from the holders of at least a majority of the outstanding Series Seed C Preferred Stock, of written notice requesting redemption of all shares of Series Seed C Preferred Stock (the "**Series Seed C Redemption Request**"). The Series Seed C Redemption Request may be sent at any time after the earlier to occur of (1) the fifth anniversary of the Initial Closing or (2) the closing of the Company's initial public offering. The "**Fair Value**" of the shares of Series Seed C Preferred Stock shall be determined by the Board in good faith or, at the written request of the holders of a majority of the Series Seed C Preferred Stock, by an independent third-party valuation firm reasonably acceptable to such holders and the Company.

Within sixty (60) days following receipt of a Series Seed C Redemption Request (the "**Series Seed C Redemption Date**"), the Corporation shall apply all of its assets to any such redemption, to the extent legally available therefor, and to no other corporate purpose, except to the extent prohibited by Michigan law governing distributions to shareholders. If on the Series Seed C Redemption Date Michigan law governing distributions to shareholders would prevent the Corporation from redeeming all shares of Series Seed C Preferred Stock to be redeemed, the Corporation shall redeem ratably among such Series Seed C Preferred Shareholders the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law after the Corporation has funds legally available therefor.

4.6.2 Redemption Notice**.** The Corporation shall send written notice of the redemption (the "**Redemption Notice**"*)* to each holder of record of Series Seed C Preferred Stock, not less than forty five (45) days after its receipt of a Series Seed C Redemption Request. The Redemption Notice shall state:

(a) the number of shares of Series Seed C Preferred Stock held by the holder that the Corporation will redeem;

(b) the Series Seed C Redemption Date, and the Series Seed C Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates into common shares; and

(d) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed C Preferred Stock, to be redeemed.

4.6.3 Surrender of Certificates; Payment. On or before the Series Seed C Redemption Date, each holder of shares of Series Seed C Preferred Stock to be redeemed on the Series Seed C Redemption Date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Series Seed C Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

4.6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the Series Seed C Redemption Date the Series Seed C Redemption Price payable upon redemption of the shares of Series Seed C Preferred Stock to be redeemed on the Series Seed C Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed C Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed C Preferred Stock shall cease to accrue after the Series Seed C Redemption Date and all rights with respect to such shares shall forthwith after the Series Seed C Redemption Date terminate, except only the right of the holders to receive the Series Seed C Redemption Price without additional interest upon surrender of their certificate or certificates therefor.

4.6.5 Waiver. The right of the Series Seed C Preferred shareholders to redeem their shares may be waived on behalf of all holders of Series Seed C Preferred Stock by the affirmative written consent or vote the holders of a majority of the then-outstanding shares of Series Seed C Preferred Stock voting as a separate class.

4.7 Registration Rights.

4.7.1 Piggyback Registration Rights. At any time following the fifth (5th) anniversary of the Initial Closing, the Company shall notify all holders of Series Seed C Preferred Stock (a "**Holder**") in writing at least fifteen (15) days prior to the filing of any registration statement under the Securities Act of 1933, as amended (the "**Securities Act**") for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding (a) a registration statement relating to any employee benefit plan or (b) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (c) a registration related to stock issued upon conversion of debt securities.) and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities (as defined below) held by such Holder. Each Holder desiring to include in any such registration statement

all or any part of the Registrable Securities held by it shall, within fifteen (15) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder of not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. **"Registrable Securities"** means (a) Common Stock of the Company issuable or issued upon conversion of the Series Seed C Preferred Stock and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities (i) sold by a person to the public either pursuant to a registration statement or Rule 144, or (ii) sold in a private transaction in which the transferor's rights under Section 4.7.1 of this Agreement are not assigned.

4.7.2 Underwriting. If the registration statement of which the Company gives notice under Subsection 4.7.1 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder to include Registrable Securities in a registration pursuant to this Section 4.7 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the Company determines in good faith, based on consultation with the underwriter, that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by the Holders; and third, to any stockholder of the Company (other than a Holder) on a pro rata basis; provided, however, that no such reduction shall reduce the amount of securities of the selling Holders included in the registration below thirty percent (30%) of the total amount of securities included in such registration, unless such offering is the Company's initial public offering and such registration does not include shares of any other selling shareholders, in which event any or all of the Registrable Securities of the Holders may be excluded in accordance with the immediately preceding clause. In no event will shares of any other selling shareholder be included in such registration that would reduce the number of shares which may be included by Holders without the written consent of Holders of not less than sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities proposed to be sold in the offering. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership, limited liability company or corporation, the partners, retired partners, members, retired members and stockholders of such Holder, or the estates and family members of any such partners, retired partners, members and retired members and any trusts for the benefit of any of the foregoing person shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

4.7.3 Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 4.7 whether or not any Holder has elected to include securities in such registration, and shall promptly notify any Holder that has elected to include shares in such registration of such termination or withdrawal.

4.8 ROFR and Co-Sale Rights on Founder Shares.

4.8.1 Rights of Refusal.

(a) Transfer Notice. If at any time a Founder proposes to transfer any of his Common Stock in the Company (a "**Selling Founder**"), then the Selling Founder shall promptly give the Company and each Series Seed C Preferred Shareholder written notice of the Selling Founder's intention to make the transfer (the "**Transfer Notice**"). The Transfer Notice shall include (i) a description of the Common Stock to be transferred (the "**Offered Shares**"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the purchase price and form of consideration proposed to be paid for the Offered Shares and (iv) the other material terms and conditions upon which the proposed transfer is to be made. The Transfer Notice shall certify that the Selling Founder has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the transfer is obtainable on the terms set forth in the Transfer Notice.

(b) Company's Right of First Refusal. The Company shall have an option for a period of ten (10) days from delivery of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase all or any portion of the Offered Shares by notifying the Selling Founder in writing before expiration of such ten (10) day period as to the number of such shares that it wishes to purchase. If the Company gives the Selling Founder notice that it desires to purchase such shares, then payment for the Offered Shares shall be made by check or wire transfer against delivery of the Offered Shares to be purchased at a time and place agreed upon between the parties, which time shall be no later than fifteen (15) days after delivery to the Company of the Transfer Notice. If the Company fails to purchase any or all of the Offered Shares by exercising the option granted in this Section 4.8.1 (b) within the period provided, the remaining Offered Shares shall be subject to the options granted to the Holders pursuant to Section 4.8.1 (d).

(c) Additional Transfer Notice. Within five (5) days after the Company has declined to purchase all, or a portion, of the Offered Shares or the Company's option to so purchase the Offered Shares has expired, the Selling Founder shall give each Series Seed C Preferred Shareholder an "***Additional Transfer Notice***" that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Shares that the Company has declined to purchase (the "***Remaining Shares***") and reference the Series Seed C Preferred Shareholders' rights of first refusal and co-sale rights with respect to the proposed transfer contained in this Agreement.

(d) Series Seed C Preferred Shareholders' Right of First Refusal. Each Series Seed C Preferred Major Shareholder shall have an option for a period of fifteen (15) days from the delivery of the Additional Transfer Notice from the Selling Founder set forth in Subsection (c) to elect to purchase its respective pro rata share (as determined in accordance with this section) of the Remaining Shares at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Series Seed C Preferred Major Shareholder may exercise such purchase option and purchase all or any portion of its pro rata share of the Remaining Shares (a "**Participating Holder**" for the purposes of this Subsection (d)), by notifying the Selling Founder and the Company in writing, before expiration of the fifteen (15)-day period as to the number of such shares that it wishes to purchase (the "**Participating Holder Notice**"). Each Series Seed C Preferred Major Shareholder's pro rata share of the Remaining Shares shall be a fraction of the Remaining Shares, the numerator of which shall be the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Series Seed C Preferred Stock) owned by such Series Seed C Preferred Major Shareholder on the date of the Transfer Notice and denominator of which shall be the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Series Seed C Preferred Stock) held by all holders of Series Seed C Preferred Stock on the date of the Transfer Notice.

(e) Payment. The Participating Holders shall effect the purchase of the Remaining Shares with payment by check or wire transfer against delivery of the Remaining Shares to be purchased at a time and place agreed upon between the parties, which time shall be no later than thirty (30) days after delivery to the Company of the Transfer Notice.

If the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in a form of consideration other than cash or evidences of indebtedness, the Company (and the Participating Holders) shall have the right to pay such purchase price in an amount of cash equal to the fair market value of such consideration (as determined in good faith by the Board).

4.8.2 Right of Co-Sale.

(a) To the extent the Company and the Series Seed C Preferred Shareholders do not exercise their respective rights of refusal as to all of the Offered Shares pursuant to Section 4.11.1, then each Series Seed C Preferred Shareholder (hereinafter a "**Selling Holder**") that notifies the Selling Founder in writing within twenty (20) days after delivery of the Additional Transfer Notice shall have the right to participate in such sale of Common Stock on the same terms and conditions as specified in the Transfer Notice. Such Selling Holder's notice to the Selling Founder shall indicate the number of shares of capital stock of the Company that the Selling Holder desires to sell. To the extent one or more Selling Holders exercise such right of participation in accordance with the terms and conditions of this Section 4.8.2, the number of shares of Common Stock that the Selling Founder may sell in the transfer shall be correspondingly reduced.

(b) Each Selling Holder may sell all or any part of that number of shares of Common Stock (or capital stock of the Company convertible into such number of shares of Common Stock) equal in the aggregate to the product obtained by multiplying (i) the aggregate number of shares of Common Stock covered by the Transfer Notice that have not been subscribed for pursuant to Section 4.8.1 by (ii) a fraction, the numerator of which is the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Series Seed C Preferred Stock) owned by such Selling Holder on the date of the Transfer Notice and the denominator of which is the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Series Seed C Preferred Stock) owned by the Selling Founder and all of the Selling Holders on the date of the Transfer Notice.

(c) Each Selling Holder shall effect its participation in the sale by promptly delivering to the Selling Founder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the number of shares of Common Stock that such Selling Holder elects to sell; or

(ii) that number of shares of capital stock of the Company that are at such time convertible into the number of shares of Common Stock that such Selling Holder elects to sell; provided, however, that if the prospective third-party purchaser objects to the delivery of shares of capital stock of the Company other than Common Stock, such Selling Holder shall convert such shares of capital stock of the Company into Common Stock and deliver Common Stock as provided in this Section 4.8.2. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

4.8.3 Non-Exercise of Rights. To the extent that the Company and the Series Seed C Preferred Shareholders have not exercised their rights to purchase the Offered Shares or the Remaining Shares within the time periods specified in Section 4.8.1 and the Series Seed C Preferred Shareholders have not exercised their rights to participate in the sale of the Remaining Shares within the time periods specified in Section 4.8.2, the Selling Founder shall have a period of thirty (30) days from the expiration of such

rights in which to sell the Offered Shares or the Remaining Shares, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The Company's first refusal rights and the Series Seed C Preferred Shareholders' first refusal rights and co-sale rights shall terminate with respect to the Offered Shares or the Remaining Shares acquired by the third-party transferee(s).

4.8.4 Limitations to Rights of Refusal and Co-Sale. Notwithstanding the provisions of Sections 4.8.1 and 4.8.2 of this Agreement, the first refusal rights of the Company and first refusal and co-sale rights of the Series Seed C Preferred Shareholders shall not apply to (i) the transfer of Common Stock by a Founder for estate planning purposes, either during such Founder's lifetime or on death by will or intestacy to such Founder's spouse or other member of a Founder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the Founder's spouse or members of the Founder's immediate family, or to a trust for the Founder's own self, or a charitable remainder trust, (ii) a repurchase of Common Stock from a Founder by the Company at cost and pursuant to an agreement containing vesting and/or repurchase provisions, (iii) any sale of Common Stock pursuant to the exercise of the drag-along right set forth herein.

4.8.5 Violation of First Refusal Right. If any Founder becomes obligated to sell any Common Stock to the Company or any Series Seed C Preferred Shareholder under this Agreement and fails to deliver such Common Stock in accordance with the terms of this Agreement, the Company and/or such Series Seed C Preferred Shareholder may, at its option, in addition to all other remedies it may have, send to such Founder the purchase price for such Common Stock as is herein specified and transfer to the name of the Company or such Series Seed C Preferred Shareholder (or request that the Company effect such transfer in the name of a Series Seed C Preferred Shareholder) on the Company's books the certificate or certificates representing the Common Stock to be sold.

4.8.6 Status of Shares. Holders that have exercised their rights to purchase the Offered Shares and/or the Remaining Shares pursuant to Section 4.8.1 shall acquire the Offered Shares and/or the Remaining Shares free and clear of subsequent rights of first refusal and co-sale rights under this Agreement.

5. RESTRICTIONS ON TRANSFER; DRAG ALONG.

5.1 Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of either Series Seed C Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with

the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (ii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder and each Founder (as those terms are defined in this Agreement) shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder or Founders (other than to donees or partners of the Holder or Founders who agree to be similarly bound) for up to 180 days following the effective date of the initial registration statement of the Company filed under the Securities Act; provided, however, that if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder and Founder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder and Founder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 Drag Along Right. If a Deemed Liquidation Event (as defined in the Restated Charter) or a sale of more than 50% of the Company's outstanding stock ("**Sale of the Company**") is approved by each of (i) the holders of a majority of the shares of Preferred Stock then-outstanding (or shares of the Common Stock issued upon conversion thereof), voting together as a single class, and (ii) the Board, then each Shareholder (as defined below) shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Shareholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity

agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. "**Shareholder**" means each holder of Series Seed C Preferred Stock and each Founder, and any transferee thereof.

5.4 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Shareholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Shareholder holds all right, title and interest in and to the Shares the Shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable against the Shareholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Shareholder will not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale other than representations or warranty made by the Company, (but in such case only to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any shareholder of any identical representations, warranties and covenants provided by all shareholders);

(c) the liability for indemnification, if any, of the Shareholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Shareholders in connection with such Proposed Sale: (i) is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any identical representations, warranties, and covenants provided by all shareholders); and (ii) except as required to satisfy the liquidation preference of the Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such Proposed Sale;

(d) liability will be limited to the Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to the Shareholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Shareholder, the liability for which need not be limited as to the Shareholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of a majority of the Preferred Stock then-outstanding (voting together as a single class), elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv)

unless the holders of a majority of the Preferred Stock then-outstanding (voting together as a single class), elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6. **PARTICIPATION RIGHT**.

6.1 **General**. Each Purchaser has the right of first refusal to purchase the Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement. A Purchaser's "**Pro Rata Share**" means the ratio of (a) the number of shares of the Company's Common Stock then held by such Purchaser including Common Stock issued or issuable upon conversion of the shares of Series Seed C Preferred Stock, or any other Preferred Stock owned by such Purchaser and any other security convertible or exchangeable into Common Stock, including options and warrants, to (b) the Fully-Diluted Share Number (as defined in Section 2.2.1(a)).

6.2 **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board, including the Series seed C Designees (as defined below); (e) shares of the Company's Series Seed C Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board, including the Series seed C Designees; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Purchaser will have ten (10) days from the date of notice to agree in writing to purchase such Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Purchaser's Pro Rata Share).

6.4 **Failure to Exercise**. If the Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one-hundred twenty (120) days thereafter to sell the New Securities with respect to which the Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Purchasers. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Purchasers pursuant to this Section 6.

7. ELECTION OF BOARD OF DIRECTORS.

7.1 Voting; Board Composition. Subject to the rights of the shareholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Shareholder shall vote (or consent pursuant to an action by written consent of the shareholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Shareholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) that number of individuals, if any, equal to the Founder Board Member Count (collectively, the "**Founder Board Designees**") designated from time to time in a writing delivered to the Company and signed by the Founders who then hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Founders, who shall initially be Kevin Hagedorn, Andy Reader and Rishabh Kala ; and

(b) that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the "**Series Seed Board Designees**", and together with the Founder Board Designees, the **"Board Designees"**) designated from time to time in a writing delivered to the Company and signed by the holders of a majority of the outstanding shares of Preferred Stock, who shall initially be Ken Kousky and Charlie Bisgaier;

Subject to the rights of the shareholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Shareholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Shareholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Shareholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Shareholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Shareholder if, and only if, the Shareholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Shareholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for the Shareholder's written consent or signature. The proxy and power granted by each Shareholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Shareholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Shareholder is an individual, will survive the death, incompetency and disability of such Shareholder and, so long as any Shareholder is an entity, will survive the merger or reorganization of the Shareholder or any other entity holding Voting Shares.

7.2 Voting; Board Size. Each Shareholder shall vote (or consent pursuant to an action by written consent of the shareholders) all of their respective Voting Shares, or to cause the Voting Shares to be voted, in such manner so as to ensure that the size of the Board is set at five (5) directors.

8. GENERAL PROVISIONS.

8.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under

or by reason of this Agreement, except as expressly provided in this Agreement. No Shareholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

8.2 Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3 Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

8.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as provided by Wefunder, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6 No Finder's Fees. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

8.8 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the Founders holding a majority of all shares held by all Founders; and (iii) the holders of a majority of the shares of Series Seed C Preferred Stock. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 8.1 will not require any further consent. In addition, in the event the Company enters into an agreement to issue shares of capital stock to any person, which would constitute 1% of the Company's capital stock, the Company shall cause such person to become a party to this Agreement as a Founder. Any amendment or waiver effected in accordance with this Section 8.8 will be binding upon the

Purchasers, the Founders, each transferee of the shares of Series Seed C Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser or Founder, as applicable, and each future holder of all such securities, and the Company.

8.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.11 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 5, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1.2 and this Section 8 will survive any termination of this Agreement.

8.12 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Life Magnetics, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT C

FORM OF AMENDED AND RESTATED ARTICLES OF INCORPORATION

[*See attached*]

BCS/CD-510 (Rev. 04/11)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
BUREAU OF COMMERCIAL SERVICES

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name		
Life Magnetics, Inc.		
Address		
440 Burroughs Street		
City	State	Zip Code
Detroit	**Michigan**	**48202**

EFFECTIVE DATE:

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

RESTATED ARTICLES OF INCORPORATION

For use by Domestic Profit Corporations

(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Restated Articles:

1. The present name of the corporation is: LIFE MAGNETICS, INC.

2. The identification number assigned by the Bureau is: 800777082

3. All former names of the corporation are:
   Metastable Materials, Inc.

4. The date of filing the original Articles of Incorporation was: October 4, 2013

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:

ARTICLE I

The name of the corporation is Life Magnetics, Inc. (the "***Corporation***").

ARTICLE II

The purpose of the Corporation is to engage in any one or more lawful acts or activities within the purposes for which a corporation may be formed under the Michigan Business Corporation Act (the "***Act***").

ARTICLE III

The name of the resident agent is Kevin Hagedorn.

The street address of the registered office is 440 Burroughs Street, Ste. 520, Detroit, Michigan 48202.

The mailing address of the registered office, if different, is 2785 South Knightsbridge Circle, Ann Arbor, Michigan 48105.

ARTICLE IV

As used in these Amended and Restated Articles of Incorporation (the ***"Amended and Restated Articles"***), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as any of the initially issued shares of Preferred Stock remain outstanding: (i) the holders of the shares of Preferred Stock exclusively and as a separate class, are entitled to elect two (2) directors of the Corporation (each, a "***Series Seed Director***", and collectively, the ***"Series Seed Directors"***), and (ii) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. For administrative convenience, the initial Series Seed Directors may also be appointed by the Board of Directors (the ***"Board"***) in connection with the approval of the initial issuance of Series Seed B Preferred Stock without a separate action by the holders of a majority of Preferred Stock.

"Original Series Seed Issue Price" means $42.61 per share for the Series Seed Preferred Stock.

"Original Series Seed B Issue Price" means $50.00 per share for the Series Seed B Preferred Stock.

"Original Series Seed C Issue Price" means $51.00 per share for the Series Seed C Preferred Stock.

"Requisite Holders" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE V

A. Classes of Stock. The total authorized capital stock of this corporation is 108,654 shares as follows: (i) 79,342 shares of Common Stock, par value $0.01 per share (the ***"Common Stock"***); and (ii) 29,312 shares of Preferred Stock, $0.01 par value per share (the ***"Preferred Stock"***). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of these Amended and Restated Articles, 6,904 of the shares of

the Preferred Stock of the Corporation are hereby designated ***"Series Seed A Preferred Stock"***, 2,400 of the shares of the Preferred Stock of the Corporation are hereby designated ***"Series Seed B Preferred Stock,"*** and 19,608 of the shares of the Preferred Stock of the Corporation are hereby designated ***"Series Seed C Preferred Stock."*** The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

B. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in these Amended and Restated Articles.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by: (i) any vote of the holders of one or more series of Preferred Stock that may be required by the terms of these Amended and Restated Articles; and (ii) the affirmative vote of the holders of shares of capital stock of the Corporation (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of these Amended and Restated Articles) representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, and the holders of Common Stock shall not be entitled to a separate class vote with respect thereto, irrespective of the provisions of the Act.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part C of this Article IV refer to sections of this Part C.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1. <u>Payments to Holders of Preferred Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the Original Series Seed Issue Price, with respect to shares of the Series Seed Preferred Stock, and the Original Series Seed B Issue Price, with respect to shares of the Series Seed B Preferred Stock, and the Original Series Seed C Issue

Price, with respect to shares of the Series Seed C Preferred Stock. Plus, in either case, any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2. Payments of Remaining Assets to Holders of Preferred and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the shareholders of the Corporation will be distributed among the holders of shares of Preferred Stock and Common Stock, pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted into Common Stock pursuant to the terms of these Amended and Restated Articles immediately prior to such liquidation dissolution or winding up of the Corporation or Deemed Liquidation Event.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1(a), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half or more being rounded upward). Except as provided by law or by the other provisions of these Amended and Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of these Amended and Restated Articles, to notice of any shareholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the shareholders duly called for that purpose or pursuant to a written consent of shareholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or

indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Amended and Restated Articles) the written consent or affirmative vote of the Series Seed Directors:

2.3.2 effect a Deemed Liquidation Event;

2.3.3 make any alteration or change to the rights, preferences or privileges of the Preferred Stock; and

2.3.4 create or issuance (A) any senior or secured debt or (B) a senior equity security that has a liquidation preference in excess of one (1) times the Original Series Seed Purchase Price.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price, with respect to the Series Seed Preferred Stock, or the Series Seed B Original Issue Price, with respect to the Series Seed B Preferred Stock, or the Series Seed C Original Issue Price, with respect to the Series Seed C Preferred Stock by the Conversion Price for such series of Preferred Stock in effect at the time of conversion. The initial "***Conversion Price***" initially means the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock, and the Series Seed B Original Issue Price, with respect to the Series Seed B Preferred Stock, and the Series Seed C Original Issue Price, with respect to the Series Seed C Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in these Amended and Restated Articles. All references to the Conversion Price herein shall mean the applicable Conversion Price, as so adjusted.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 (upon the occurrence of a Contingency Event herein), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of these Amended and Restated Articles and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Amended and Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of the Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of the Preferred Stock,

the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in these Amended and Restated Articles shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Preferred Stock is issued by the Corporation (the "***Original Issue Date***") effects a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of the Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.4, 3.5, or 3.6), then, following any such consolidation or merger, the Corporation shall provide that each share of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as

nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

3.9 Sale of Shares Below Conversion Price.

3.9.1 If at any time or from time to time after the Original Issue Date, the Corporation issues or sells, or is deemed by the express provisions of this Section 3.9.1 to have issued or sold, Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock as provided in Section 3.5 above, and other than a subdivision or combination of shares of Common Stock as provided in Section 3.4 above, for an Effective Price (as hereinafter defined) less than the then-effective Conversion Price, then and, in each such case, the then-effective Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying such Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(1) the numerator of which shall be (1) the number of Shares of Common Stock Deemed Outstanding (as hereinafter defined) immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the Aggregate Consideration (as hereinafter defined) received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then-effective Conversion Price, and

(2) the denominator of which shall be the number of Shares of Common Stock Deemed Outstanding (as hereinafter defined) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

3.9.2 Notwithstanding the provisions of this Section 3.9, no adjustment to the then effective Conversion Price shall be made pursuant to this Section 3.9 if, on or before the date of an issuance or sale, or deemed issuance or sale, of Additional Shares of Common Stock, the Requisite Holders waive the application of this Section 3.9 to the Conversion Price in connection with any such issuance or sale, or deemed issuance or sale.

3.9.3 For the purpose of the adjustment required under Section 3.9, if the Corporation issues or sells (I) Options (as hereinafter defined), or (II) Convertible Securities (as hereinafter defined) for the purchase of Additional Shares of Common Stock, and if the Effective Price of such Additional Shares of Common Stock is less than the applicable Conversion Price, in each case the Corporation shall be deemed to have issued at the time of the issuance of such Options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such Options or Convertible Securities plus:

(i) in the case of such Options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such Options; and

(ii) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities);

provided, that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses;

provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of Options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; and,

provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such Options or Convertible Securities is subsequently increased, or the number of Additional Shares of Common Stock issued upon such exercise or conversion is subsequently decreased over time or upon the occurrence or non-occurrence of certain specified events other than by reason of anti-dilution adjustments, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such Options or Convertible Securities, or the number of Additional Shares of Common Stock to be issued shall be again recalculated using the figure to which the number of such shares is decreased.

No further adjustment of the Conversion Price, as adjusted upon the issuance of such Options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such Options or the conversion of any such Convertible Securities. If any such Options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price as adjusted upon the issuance of such Options or Convertible Securities shall be readjusted to the Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such Options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such Options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided,* that such readjustment shall not apply to prior conversions of shares of Preferred Stock.

3.9.4 No adjustment shall be made to the Conversion Price under this Section 3.9 in an amount less than one cent ($0.01) per share. Any adjustment otherwise required

by this Section 3.9 that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to the Conversion Price.

3.9.5 As used in this Section 3.9 and elsewhere in these Amended And Restated Articles, capitalized terms shall have the following meanings:

(i) "***Additional Shares of Common Stock***" means all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 3.9 (including shares of Common Stock issuable in respect of Convertible Securities and Options, as well as shares of Common Stock subsequently reacquired or retired by the Corporation), and, for purposes of this Section 3.9 only, all shares of Preferred Stock, *other than*:

(1) shares of Common Stock issued upon conversion of shares of the Preferred Stock or as a dividend or distribution on the shares of the Preferred Stock;

(2) shares of Common Stock issued or issuable upon any stock split, stock dividend or other subdivision of Common Stock;

(3) shares of Common Stock and/or options, warrants or other purchase rights and the shares of Common Stock issued pursuant to such options, warrants or other rights issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Corporation or any subsidiary of the Corporation pursuant to any stock purchase or stock option plans or other similar arrangements that are approved by the Board, including the Series Seed Directors;

(4) shares of Common Stock issued pursuant to the exercise or conversion of any debentures, options, warrants or convertible securities outstanding as of the Original Issue Date;

(5) shares of Common Stock (or warrants for Common Stock) issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including the Series Seed Directors;

(6) any equity securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements, or (ii) technology transfer or development arrangements; *provided, however*, that the issuance of shares therein is not principally for equity financing purposes and the transaction has been approved by the Board, including the Series Seed Directors;

(7) any shares of common stock issued in connection with an acquisition by the Corporation approved by the Board, including the Series Seed Directors; and

(8) any shares of Series Seed B Preferred Stock which are issued pursuant to the Series Seed B Preferred Stock Investment Agreement dated on or about the date hereof.

(9) any shares of Series Seed C Preferred Stock which are issued pursuant to the Series Seed C Preferred Stock Investment Agreement dated on or about the date hereof.

References in this definition of "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 3.9.

(ii) "***Aggregate Consideration***" means: (1) to the extent it consists of cash, be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale but without deduction of any expenses payable by the Corporation, (2) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (3) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or Options (as hereinafter defined) to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or Options. In any case in which the determination of the Board is required pursuant to subclause (2) or (3) above, the Board shall notify each holder of shares of Preferred Stock of its determination of the fair value or allocation, as the case may be, of such consideration prior to payment or accepting receipt thereof. If, within ten (10) days after receipt of said notice, the Requisite Holders shall notify the Board in writing of their objection to such determination, a determination of the fair value of such consideration or allocation, as the case may be, shall be made by a nationally recognized independent investment banking firm acceptable to the Corporation and the Requisite Holders. If the parties are unable to agree on such an investment banking firm, one shall be chosen by three nationally recognized independent investment banking firms, one of which shall be designated by the Corporation, one of which shall be designated by the Requisite Holders. The Corporation shall bear the entire cost of the fees and expenses borne by the parties in such determination of the fair value.

(iii) "***Shares of Common Stock Deemed Outstanding***" means, as of any given date, the sum of (1) the number of shares of Common Stock outstanding, (2) the number of shares of Common Stock into which the then outstanding shares of Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (3) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other outstanding Options or Convertible Securities outstanding on the day immediately preceding the given date.

(iv) "***Convertible Securities***" means any evidences of indebtedness, stock or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock, but excluding Options.

(v) "***Effective Price***" means the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 3.9, into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under this Section 3.9, for such Additional Shares of Common Stock.

(vi) "***Options***" means outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms of these Amended and Restated Articles and furnish to each holder of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in gross proceeds to the Corporation of at least $35,000,000; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the

same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in these Amended and Restated Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or

transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event (a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or (b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least twenty (20) days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI

When a compromise or arrangement or plan of reorganization of this Corporation is proposed between this Corporation and its creditors or any class of them or between this Corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this Corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the Corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a

reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement or the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this Corporation.

ARTICLE VII

Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder who signs the consent. Written consents are not effective to take corporate action unless, within sixty (60) days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than ten (10) days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the Corporation. Delivery shall be to the Corporation's registered office, its principal place of business, or an officer or agent of the Corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3) of the Act.

ARTICLE VIII

The Corporation shall indemnify any director of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, or is or was serving at the request of the corporation in another capacity, to the fullest extent permitted (in the absence of rights granted under these Amended and Restated Articles, the Corporation's bylaws, or a contractual agreement) by the Act. The Corporation may further indemnify directors, and may indemnify persons who are not directors, to the extent authorized by the Act, bylaw, resolution of the Board, or contractual agreement authorized by the Board. A change in the Act, these Amended and Restated Articles, or the bylaws that reduces the scope of indemnification shall not apply to any action or omission that occurs before the change.

ARTICLE IX

A director of the Corporation shall not be liable to the Corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except that a director's liability is not limited for:

(1) the amount of a financial benefit received by a director to which he or she is not entitled;

(2) intentional infliction of harm on the corporation or the shareholders;

(3) a violation of section 551 of the Act; or

(4) an intentional criminal act.

If the Act is amended to further eliminate or limit the liability of a director, then a director of the Corporation (in addition to the circumstances in which a director is not liable as set forth in the preceding paragraph) shall, to the fullest extent permitted by the Act, as so amended, not be liable to the Corporation or its shareholders. No amendment to or modification or repeal of this Article VIII shall increase the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification, or repeal.

These Restated Articles of Incorporation were duly adopted on the ____ of January 2021, in accordance with the provisions of Section 642 of the Act by the shareholders at a meeting in accordance with Section 611(3) of the Act.

Signed this 20 day of January, 2021

____
Kevin Hagedorn, President

19575446-1

EXHIBIT D

DISCLOSURE SCHEDULE
TO
SERIES SEED C PREFERRED STOCK INVESTMENT AGREEMENT

This **DISCLOSURE SCHEDULE** is made and given as of January 10, 2021 pursuant to Section 2 of the Series Seed C Preferred Stock Investment Agreement (the *"Agreement"),* by and among Life Magnetics, Inc., a Michigan corporation (the *"Company")* and the Purchasers named therein (the *"Purchasers")* dated January 10, 2021, in connection with a Closing (as defined in the Agreement).

The section numbers in this Disclosure Schedule correspond to the section numbers in the Agreement; however, any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would otherwise be appropriate. Any terms defined in the Agreement shall have the same meaning when used in this Disclosure Schedule as when used in the Agreement unless the context otherwise requires.

Section 2.7(i) Intellectual Property — Patents and Patent Applications

The Company is the owner of the following patents, patent applications, provisional patents, and options to patent, set forth below or on the following attached lists:

Application Number	Priority Date	Status	Title
WO2015095398A1	12/17/2013	Issued	Method and Apparatus for Manufacturing Amorphous Metal Nanocolloid
US15/888,702	2/5/2018	Issued	Methods For Separating Nucleic Acids With Graphene Coated Magnetic Beads
	In prep	Provisional	Composition of Matter For Effective Separation of Nucleic Acids With Carbon

Section 2.8 Employee and Consultant Matters

Employee/Consultant	Compensation	Severance	Deferred Compensation
Kevin Hagedorn	87,770	0	131,655
Rishabh Kala	74,810	0	0

The Company also engages bookkeepers, accountants, and legal counsel on an as needed hourly

basis.

Section 2.11(a) Agreements — Obligations in excess of $50,000

Section 2.11(b) Agreements — License of Intellectual Property

In negotiations for licensing of technology for at-home urine testing for transplant applications.

Section 2.11(c) Agreements — Grant of Rights

Section 2.11(d) Agreements — Indemnification

Indemnification of the board as detailed in the articles of incorporation

Section 2.12 Liabilities — Over $25,000

Section 2.13 Obligations to Related Parties